FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 19 DATED AUGUST 15, 2005
TO THE PROSPECTUS DATED JUNE 18, 2004

     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 15 to the Prospectus, dated May 26, 2005, Supplement No. 16 to the Prospectus, dated May 27, 2005, Supplement No. 17 to the Prospectus, dated June 30, 2005 and Supplement No. 18 to the Prospectus, dated July 28, 2005. Supplement No. 13 to the Prospectus, dated May 3, 2005, was superseded and replaced by Supplement No. 14. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

     The purposes of this Supplement are as follows:

•	to provide an update on the status of our public offering;

•	to describe the acquisition of an office building in San Diego, California by the Core Fund; and

•	to describe the potential acquisition of an office building in Dallas, Texas.

Status of the Offering

     As of August 11, 2005, we had received gross offering proceeds of approximately $132.4 million from the sale of 13,390,790 of our common shares, including approximately $959,000 of gross proceeds related to the sale of 100,984 common shares pursuant to our dividend reinvestment plan. As of August 11, 2005, 186,710,194 common shares remained available for sale to the public pursuant to the offering, exclusive of common shares available under our dividend reinvestment plan.

Acquisition of Golden Eagle Plaza by the Core Fund

     On August 10, 2005, Hines 525 B Street, LP (“Hines 525”), an indirect subsidiary of the Core Fund, purchased Golden Eagle Plaza, an office property located at 525 B Street in the central business district of San Diego, California. The Core Fund now holds indirect interests in a portfolio of ten properties. As of August 10, 2005, Hines REIT owned an approximate 26.39% non-managing general partner interest in the Core Fund.

     Golden Eagle Plaza was acquired from GREIT-525 and 600 B Street LP (collectively, the “Seller”), both of which are unaffiliated with Hines REIT and its affiliates. The aggregate purchase price of Golden Eagle Plaza was approximately $116.4 million, including transaction costs. The acquisition was primarily funded by a $52.0 million mortgage loan and a $68.0 million bridge loan. The debt is more fully described below. The purchase price for this property was determined through negotiations between the seller and the advisor to the Core Fund. Hines REIT paid no fees or compensation to the Core Fund, its managing general partner or advisor in connection with the Core Fund’s acquisition of Golden Eagle Plaza. In connection with this acquisition, the Core Fund’s management expects third-party investors in the Core Fund will pay an affiliate of Hines advising the Core Fund acquisition fees totaling up to $873,000. The Core Fund has retained Hines to serve as property manager for Golden Eagle Plaza.

     The Core Fund currently has no plans for material renovations or other capital improvements at Golden Eagle Plaza and believes the property is suitable and adequate for its intended purpose and adequately covered by insurance. The cost of Golden Eagle Plaza (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis. The Core Fund’s management believes Golden Eagle Plaza offers several competitive advantages, including its protected water and park views, retail amenity base and proximity to mass transportation.

     Golden Eagle Plaza was built in 1969 and renovated in 1998. It consists of a 22-story office tower and an attached parking structure. The building contains approximately 423,546 square feet of rentable area and is approximately 98% leased. Four tenants lease 318,162 square feet, or 75%, of the rentable area of Golden Eagle Plaza. Golden Eagle Insurance, a provider of business insurance, leases 121,626 square feet, or 29% of the rentable area of the building. Golden Eagle Insurance’s lease expires in August 2008 and has two five-year renewal options. Elsevier, Inc., a publishing company, leases 73,761 square feet, or 17% of the rentable area of the building. Elsevier’s lease expires in October 2009 and has two five-year renewal options. Navy Human Resources, a branch of the United States Navy, leases 73,625 square feet, or 17% of the rentable area of the building. This lease expires in May 2013 and the Navy has an on-going right to terminate the lease upon 120 days’ notice. MWBH&L California Leasing Corp., a legal firm, leases 49,150 square feet, or 12% of the rentable area of the building. No other tenant leases more than 10% of the rentable area of the building.

     The balance of Golden Eagle Plaza is occupied by approximately 14 office and 16 retail tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the property during the past five years:

		Average Effective
	Weighted Average	Annual Gross Rent Per
Year	Occupancy	Leased Sq. Ft.(1)
2000	97.3%	(2)
2001	98.2%	(2)
2002	89.1%	$15.30
2003	90.4%	$14.48
2004	97.6%	$16.36

(1)	Average Effective annual gross rent per leased square foot for each year is calculated by dividing such year’s cash-basis total rent revenue (including operating expense recoveries), by the weighted average square footage under lease during such year.

(2)	Hines REIT requested the information required to calculate the average effective annual gross rent per leased square foot of Golden Eagle Plaza for the most recent five years from the Seller, who responded that the information required to perform this calculation for the years ended December 31, 2000 and 2001 was not within their knowledge or reasonably available to them. As such, the average effective annual gross rent per leased square foot of Golden Eagle Plaza for the years ended December 31, 2000 and 2001 has been omitted as information not known or reasonably available to Hines REIT, in reliance on Rule 409 under the Securities Act of 1933, as amended.

     Lease Expirations for Golden Eagle Plaza

     The following table lists, on an aggregate basis, all of the scheduled lease expirations over the balance of 2005 and each of the years ending December 31, 2006 through 2013 for Golden Eagle Plaza. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area
	Number of	Approximate	Percent of Total
Year	Leases	Square Feet	Leasable Area
2005	6	56,145	13.2%
2006	3	9,375	2.2%
2007	2	2,530	0.6%
2008	7	147,440	34.8%
2009	8	105,529	24.9%
2010	—	—	—
2011	—	—	—
2012	1	820	0.2%
2013	3	94,619	22.3%

Description of Debt Related to the Acquisition of Golden Eagle Plaza

     Term Loan Agreement

     In connection with the acquisition of Golden Eagle Plaza, Hines-Sumisei US Core Office Properties LP (the “Borrower”), a subsidiary of the Core Fund, entered into a term loan agreement on August 8, 2005 with KeyBank National Association (the “Lender”) in the principal amount of $68.0 million (the “Term Loan”). The primary purpose of the Term Loan, which matures and becomes payable on November 7, 2005, is to provide bridge financing to pay acquisition costs for Golden Eagle Plaza. The Borrower is currently in negotiations with a bank group to establish a revolving credit facility that it intends to use to extinguish the Term Loan and to provide additional capacity for future acquisitions and working capital needs.

     The Term Loan is secured by the Borrower’s direct and indirect equity interests in any entity it invests in that directly or indirectly holds real property assets, subject to certain exceptions and limitations. The loan bears interest at the Borrower’s option of a variable rate or LIBOR plus a margin of 125 to 212.5 basis points, depending upon the ratio of funded debt to the Borrower’s Total Asset Value (as defined in the Term Loan). On August 8, 2005, the applicable margin was 162.5 basis points. The variable rate equals the greater of the federal funds rate place 50 basis points or the prime rate designated by the Lender from time to time. Monthly payments of interest are required beginning on August 31, 2005. The loan agreement also contains customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and the granting of liens and the maintenance of certain financial ratios. Prepayment of the loan is permitted at any time upon three business days’ notice.

     Mortgage Loan Agreement

     In connection with the acquisition of Golden Eagle Plaza, Hines 525 secured financing from NLI Properties East, Inc. for a mortgage loan in the principal amount of $52.0 million. This loan has a term of seven years, bears interest at a fixed rate of 4.69% per annum, and requires monthly installments of interest only throughout the stated 7-year term. The loan is closed to prepayment during the first 2 years, and thereafter is prepayable upon 60 days notice with the payment of a prepayment fee equal to the greater of 1% of the outstanding loan balance or yield maintenance. The loan is prepayable at par during the last 120 days of the term. The loan is secured by a mortgage on the real property underlying Golden Eagle Plaza and all appurtenances and improvements located thereon, along with Hines 525’s interest in leases for space in the improvements. This loan is not recourse to the Core Fund or to the Company.

     The deed of trust contains customary covenants and events of default, including, without limitation, payment defaults, cross-defaults to certain other agreements with respect to the loan and bankruptcy-related defaults.

Potential Acquisition of Citymark by the Company

     On August 9, 2005, the Company entered into a contract to acquire an office property located at 3100 McKinnon Street in Dallas, Texas (“Citymark”). The seller, Centex Office Citymark I, L.P., is unaffiliated with Hines REIT and its affiliates.

     Citymark is an 11-story building constructed in 1987. The building has an aggregate of 218,943 square feet of rentable area and is approximately 100% leased. Subsidiaries of Centex Corporation, a publicly-traded company involved in home building, financial services, home services and commercial contracting and an affiliate of the seller, leases 171,274 square feet, or 78% of the building’s rentable area. No other tenant leases more than 10% of the property’s rentable area. The Company’s management believes that Citymark is suitable and adequate for its intended purpose.

     The aggregate purchase price for Citymark is expected to be approximately $27.7 million, exclusive of transaction costs, financing fees and working capital reserves. The Company anticipates that the acquisition will be funded with net proceeds from its public offering and debt financing. In connection with the acquisition of Citymark, the Company anticipates it will pay the Advisor approximately $138,000 in cash acquisition fees.

     The Company anticipates that the acquisition of Citymark will be consummated on or about August 24, 2005. Although the Company believes the acquisition of Citymark is probable, the closing of such acquisition is subject to a number of conditions and there can be no guarantee that the acquisition of Citymark will be consummated. If the Company elects not to close on Citymark, it will forfeit the earnest money deposits made.